SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: January 31, 2011	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan	In the U.S.
Dr. S.K. Chen	Chesha Gibbons
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Director of Investor Relations
+886-6-507-7712	+1-415-786-9684
s.k._chen@chipmos.com	chesha_gibbons@chipmos.com

David Pasquale
Global IR Partners
+1-914-337-8801
dpasquale@globalirpartners.com

ChipMOS ANNOUNCES EARLY REPAYMENT OF ITS SYNDICATION LOAN;

COMPLETES TRANSACTION WITH SPIL

Hsinchu, Taiwan, January 31, 2011 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today announced its early repayment in full, through its free cash flow, of its US$74.5 million syndication loan.

The three-year floating rate facility of US$74.5 million was provided by nine Taiwanese banks and was fully guaranteed by Company’s majority-owned Taiwanese subsidiary, ChipMOS TECHNOLOGIES INC., (“ChipMOS Taiwan”). The Company’s request for early repayment of the remaining outstanding principal balance of US$22.1 million and the accrued interest due March 2011 was approved by the bank syndicate without penalty. The repayment was made on January 31, 2011. This facility was used to finance part of the repurchase requests of the Company’s 3.375% Convertible Senior Notes due 2011 (the “2006 Notes”) in 2008. US$78.7 million of the original US$100.0 million 2006 Notes was repurchased when investors exercised their repurchase rights in 2008. US$2.3 million remains outstanding and will be redeemed on its maturity date in September 2011, if not converted by the noteholders.

Separately, ChipMOS Taiwan made its final payment to Siliconware Precision Industries Co., Ltd. (“SPIL”) of US$16.8 million on January 4, 2011, in connection with the Equipment Purchase Agreement between ChipMOS Taiwan and SPIL, which agreement was announced on the Company’s Form 6-K filed on February 26, 2010, with the U.S. Securities and Exchange Commission. In turn, SPIL paid US$16.8 million to the Company on January 10, 2011 to purchase the last tranche of ChipMOS Taiwan’s common shares pursuant to the Share Purchase Agreement between Company and SPIL dated February 26, 2010. Post completion of the share purchase transaction, SPIL holds approximately 15.8% of the total number of ChipMOS Taiwan’s outstanding shares and the Company holds approximately 84.2% of the total number of ChipMOS Taiwan’s outstanding shares.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “These latest activities reflect our continued efforts and success at improving our business and financial position. We thank Standard Chartered Bank, the lead manager, and the other eight banks for their support. We believe that ChipMOS is now well positioned to recapture its growth momentum, as we focus on high margin business opportunities and on increasing return for shareholders.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.